EXHIBIT 12

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Twelve Months Ended December 31,
	2007	2006	2005	2004	2003
Earnings
Income from continuing operations before income taxes*	$128.4	$334.4	$305.7	$355.0	$271.1
Interest expense (excluding amount capitalized)	60.9	56.2	46.7	45.9	46.9
Portion of rental expense under operating leases representative of an interest factor**	24.3	24.9	14.0	13.3	12.5

Total earnings***	$213.6	$415.5	$366.4	$414.2	$330.5

Fixed charges
Interest expense (including amount capitalized)	$61.9	$57.8	$48.3	$46.9	$48.0
Portion of rental expense under operating leases representative of an interest factor**	24.3	24.9	14.0	13.3	12.5

Total fixed charges	$86.2	$82.7	$62.3	$60.2	$60.5

Ratio of earnings to fixed charges	2.5	5.0	5.9	6.9	5.5

*	2003 through 2006 amounts have been retrospectively adjusted to reflect discontinued operations.

**	Estimated portion of rent expense representing interest.

***	Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs.